Exhibit 99.2

Consolidated Financial Statements of

CGI INC.

For the years ended September 30, 2020 and 2019

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed an independent audit of the consolidated balance sheets as at September 30, 2020 and 2019 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2020 and 2019 and the effectiveness of our internal control over financial reporting as at September 30, 2020.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ George D. Schindler	/s/ François Boulanger

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 10, 2020

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	1

Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s internal control over financial reporting includes policies and procedures that:

-  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

-  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

-  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2020 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2020 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

/s/ George D. Schindler	/s/ François Boulanger

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

November 10, 2020

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	2

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (together, the Company) as of September 30, 2020 and 2019, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the ‘‘consolidated financial statements’’). We also have audited the Company’s internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on October 1, 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	3

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Definition and Limitations of Internal Control over Financial Reporting (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee of the Board of Directors and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Estimates of total expected labour costs or total expected labour hours for systems integration and consulting services under fixed-fee arrangements

As described in Notes 3 and 29 to the consolidated financial statements, the Company recognizes revenue for systems integration and consulting services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended on September 30, 2020, revenue from systems integration and consulting services under fixed-fee arrangements makes up a portion of the revenue from systems integration and consulting services. The selection of the measure of progress towards completion requires management judgment and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or total expected hours. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs or total expected labour hours, including, but not limited to, changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition - Estimates of total expected labour costs or total expected labour hours for systems integration and consulting services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgment by management when developing the estimates of total expected labour costs or total expected labour hours; and (ii) there were significant auditor judgment and effort in performing procedures to evaluate the estimates of total expected labour costs or total expected labour hours, including the assessment of management’s judgment about the Company’s ability to properly assess the factors that can affect the significant assumptions related to the estimates of total expected labour costs or total expected labour hours to complete.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs or total expected labour hours. The procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs or total expected labour hours which included evaluating the reasonableness of significant assumptions, including the total expected labour costs or total expected labour hours to complete, used by management by (i) testing total labour costs or total labour hours incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs or labour hours incurred and the total expected labour costs or total expected labour hours to complete to the originally estimated costs or hours; and; (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs or total expected hours, including but not limited to, changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

/s/ PricewaterhouseCoopers LLP

Montréal, Québec, Canada

November 10, 2020

We have served as the Company’s auditor since 2019.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	4

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2020	2019
		$	$
Revenue	29	12,164,115	12,111,236
Operating expenses
Costs of services, selling and administrative	23	10,302,068	10,284,007
Acquisition-related and integration costs	27c	76,794	77,417
Restructuring costs	25	155,411	—
Net finance costs	26	114,474	70,630
Foreign exchange (gain) loss		(899)	2,234
		10,647,848	10,434,288
Earnings before income taxes		1,516,267	1,676,948
Income tax expense	16	398,405	413,741
Net earnings		1,117,862	1,263,207
Earnings per share
Basic earnings per share	21	4.27	4.63
Diluted earnings per share	21	4.20	4.55

      See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	5

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2020	2019
	$	$
Net earnings	1,117,862	1,263,207
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	406,445	(162,657)
Net gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	8,914	53,024
Deferred gains (costs) of hedging on cross-currency swaps	18,144	(4,091)
Net unrealized (losses) gains on cash flow hedges	(30,091)	50,943
Net unrealized gains on financial assets at fair value through other comprehensive income	2,854	4,102
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(37,250)	33,777
Other comprehensive income (loss)	369,016	(24,902)
Comprehensive income	1,486,878	1,238,305

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	6

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Assets
Current assets

Cash and cash equivalents	28e and 32	1,707,985	213,831

Accounts receivable	4 and 32	1,219,302	1,357,090

Work in progress		1,075,252	1,096,031

Current financial assets	32	18,500	39,931

Prepaid expenses and other current assets		160,406	172,182

Income taxes		29,363	10,206

Total current assets before funds held for clients		4,210,808	2,889,271

Funds held for clients	5	725,178	368,112

Total current assets		4,935,986	3,257,383

Property, plant and equipment	6	372,946	397,661

Right-of-use assets	3 and 7	666,865	—

Contract costs	8	239,376	222,965

Intangible assets	9	521,462	517,982

Other long-term assets	10	163,739	180,480

Long-term financial assets	11	156,569	176,899

Deferred tax assets	16	113,484	100,539

Goodwill	12	8,379,931	7,767,837
		15,550,358	12,621,746

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,025,963	1,108,895

Accrued compensation		672,775	642,897

Current derivative financial instruments	32	8,328	4,902

Deferred revenue		426,393	397,370

Income taxes		136,928	176,243

Provisions	13	175,632	73,509

Current portion of long-term debt	14	310,764	113,511

Current portion of lease liabilities	3	178,720	—

Total current liabilities before clients’ funds obligations		2,935,503	2,517,327

Clients’ funds obligations		720,322	366,796

Total current liabilities		3,655,825	2,884,123

Long-term income taxes		6,720	7,690

Long-term provisions	13	23,888	24,946

Long-term debt	14	3,276,331	2,217,696

Long-term lease liabilities	3	697,650	—

Other long-term liabilities	15	185,374	213,392

Long-term derivative financial instruments	32	56,622	18,322

Deferred tax liabilities	16	158,341	178,265

Retirement benefits obligations	17	225,447	193,209
		8,286,198	5,737,643
Equity

Retained earnings		4,703,642	4,557,855

Accumulated other comprehensive income	18	545,710	176,694

Capital stock	19	1,761,873	1,903,977

Contributed surplus		252,935	245,577
		7,264,160	6,884,103
		15,550,358	12,621,746

See Notes to the Consolidated Financial Statements.

	/s/ George D. Schindler	/s/ Serge Godin

Approved by the Board of Directors	George D. Schindler	Serge Godin

	Director	Director

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	7

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16	3	(93,873)	—	—	—	(93,873)

Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		1,117,862	—	—	—	1,117,862

Other comprehensive income		—	369,016	—	—	369,016

Comprehensive income		1,117,862	369,016	—	—	1,486,878

Share-based payment costs		—	—	—	37,358	37,358

Income tax impact associated with stock options		—	—	—	(8,653)	(8,653)

Exercise of stock options	19	—	—	69,420	(12,269)	57,151

Exercise of performance share units	19	—	—	9,078	(9,078)	—

Purchase for cancellation of Class A subordinate voting shares	19	(878,202)	—	(165,315)	—	(1,043,517)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(55,287)	—	(55,287)
Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		1,263,207	—	—	—	1,263,207

Other comprehensive loss		—	(24,902)	—	—	(24,902)

Comprehensive income (loss)		1,263,207	(24,902)	—	—	1,238,305

Share-based payment costs		—	—	—	39,440	39,440

Income tax impact associated with stock options		—	—	—	14,663	14,663

Exercise of stock options	19	—	—	77,773	(14,070)	63,703

Exercise of performance share units	19	—	—	7,651	(7,651)	—

Purchase for cancellation of Class A subordinate voting shares	19	(956,776)	—	(169,299)	—	(1,126,075)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(30,740)	—	(30,740)
Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	8

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2020	2019
		$	$

Operating activities

Net earnings		1,117,862	1,263,207

Adjustments for:

Amortization, depreciation and impairment	24	565,692	392,301

Deferred income tax expense (recovery)	16	6,170	(8,297)

Foreign exchange (gain) loss		(7,956)	3,519

Share-based payment costs		37,358	39,440

Loss on sale of business		1,266	—

Net change in non-cash working capital items	28a	218,164	(56,251)
Cash provided by operating activities		1,938,556	1,633,919

Investing activities

Net change in short-term investments		8,414	(9,889)

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(269,585)	(480,366)

Investment in Acando AB		—	(140,248)

Proceeds from sale of business		2,647	600

Purchase of property, plant and equipment		(128,478)	(162,061)

Additions to contract costs		(72,845)	(60,191)

Additions to intangible assets		(114,112)	(105,976)

Purchase of long-term investments		(10,594)	(523)

Proceeds from sale of long-term investments		12,100	7,845
Cash used in investing activities		(572,453)	(950,809)

Financing activities

Net change in unsecured committed revolving credit facility	14 and 28c	(334,370)	139,575

Increase of long-term debt	28c	1,807,167	686,810

Repayment of long-term debt	28c	(106,496)	(355,406)

Payment of lease liabilities	28c	(175,320)	—

Repayment of debt assumed in business acquisitions	28c	(28,281)	(2,141)

Payment for remaining shares of Acando	27b	(23,123)	—

Settlement of derivative financial instruments	28c and 32	(3,903)	(554)

Purchase of Class A subordinate voting shares held in trusts	19	(55,287)	(30,740)

Purchase and cancellation of Class A subordinate voting shares	19	(1,043,517)	(1,130,255)

Issuance of Class A subordinate voting shares		57,302	63,602

Cash provided by (used in) financing activities		94,172	(629,109)

Effect of foreign exchange rate changes on cash and cash equivalents		33,879	(24,261)
Net increase in cash and cash equivalents		1,494,154	29,740

Cash and cash equivalents, beginning of year		213,831	184,091
Cash and cash equivalents, end of year		1,707,985	213,831

Supplementary cash flow information (Note 28).

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	9

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the CompaniesAct (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s consolidated financial statements for the years ended September 30, 2020 and 2019 were authorized for issue by the Board of Directors on November 10, 2020.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if it is highly interrelated with other deliverables in the contract. If these criteria are not met, the deliverables are accounted for as a combined performance obligation.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	10

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

COVID-19 pandemic

For the year ended September 30, 2020, the Company assessed the impact of the uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts outside of the restructuring costs, refer to Note 25.

The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, impairment of PP&E, right-of-use assets, intangible assets and goodwill and litigation and claims.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and BPS, systems integration and consulting, as well as the sale of software solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining goods and services are distinct, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the goods or services before they are transferred to the client. Factors generally considered include whether the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service and has discretion establishing the price.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate. The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs or hours.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the systems integration and consulting services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September, 30 2020, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September, 30 2019.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (PP&E), are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

For the fiscal year ended September 30, 2020, under IFRS 16, Leases

When the Company enters into contractual agreements with suppliers or other parties, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicules and others as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the lease term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LEASES (CONTINUED)

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur; a modification in the lease term, a change in the assessment of an option to purchase, a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INTANGIBLE ASSETS (CONTINUED)

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships	2 to 10 years

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are presented as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in estimates and judgements are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (PSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous supplier contracts and onerous revenue-generating contracts. The Company also records restructuring provisions for termination of employment costs related to specific initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract.

Provisions for onerous revenue-generating contracts are recorded when unavoidable costs of fulfilling the contract exceed the estimated total revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

FVOCI

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets. Transaction costs are capitalized to the cost of financial assets classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1:1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

Cost of hedging

The Company has elected to account for forward element of forward contracts or foreign currency basis spread as costs of hedging. In such cases, the deferred costs of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is recognized.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

Adoption IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments. The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

Impacts at adoption date

The following table shows the impacts of the adoption of IFRS 16 on the Company’s consolidated balance sheet as of October 1, 2019:

	Balance sheet as at		Balance sheet
	September 30, 2019	IFRS 16 adoption	as at October 1, 2019
	$	$	$
Assets

Accounts receivable	1,357,090	3,319	1,360,409

Prepaid expenses and other current assets	172,182	(6,365)	165,817

Property, plant and equipment	397,661	(21,863)	375,798

Right-of-use assets	—	701,346	701,346

Other long-term assets	180,480	607	181,087

Deferred tax assets	100,539	14,778	115,317

Other assets	10,413,794	—	10,413,794
	12,621,746	691,822	13,313,568

Liabilities

Accounts payable and accrued liabilities	1,108,895	(8,037)	1,100,858

Current portion of provisions	73,509	(3,723)	69,786

Current portion of long-term debt	113,511	(14,086)	99,425

Current portion of lease liabilities	—	172,402	172,402

Long-term provisions	24,946	(2,264)	22,682

Long-term debt	2,217,696	(16,253)	2,201,443

Long-term lease liabilities	—	739,123	739,123

Other long-term liabilities	213,392	(64,655)	148,737

Deferred tax liabilities	178,265	(16,812)	161,453

Other liabilities	1,807,429	—	1,807,429
	5,737,643	785,695	6,523,338

Equity

Retained earnings	4,557,855	(93,873)	4,463,982

Other equity	2,326,248	—	2,326,248
	6,884,103	(93,873)	6,790,230
	12,621,746	691,822	13,313,568

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Impacts at adoption date (continued)

Upon adoption of IFRS 16, all operating lease commitments that were presented in the Note 29 of the consolidated financial statements as at September 30, 2019 were recognized as lease liabilities and are now presented in the balance sheet. The Company used its incremental borrowing rates as at October 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 3.69% at the initial application.

The following table reconciles operating lease commitments presented in the consolidated financial statements as at September 30, 2019 and the lease liabilities recognized on October 1, 2019:

Operating lease commitments as at September 30, 2019	847,502

Discounted using the weighted average incremental borrowing rate as at October 1, 2019	(96,638)

Finance lease obligations presented as at September 30, 2019	30,339

Termination options reasonably certain to be exercised	(22,748)

Extension options reasonably certain to be exercised	153,070
Lease liabilities recognized as at October 1, 2019	911,525

Current portion of lease liabilities	172,402

Long-term lease liabilities	739,123
Total lease liabilities recognized as at October 1, 2019	911,525

For the year ended September 30, 2020, the impacts of the application of IFRS 16 are a decrease in property costs of $195,848,000 , an increase in amortization and depreciation of $157,974,000, as well as an increase in finance costs of $31,957,000. In addition, the cash provided by operating activities increased by $165,348,000, with the offset presented in the cash provided by (used in) financing activities.

Accounting policies for the fiscal year ended September 30, 2019, under IAS 17, Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or lease term, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in rental expense over the lease term.

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of U.S.$500,000,000 bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $666,250,000 as at September 30, 2020. The Company has entered into cross-currency interest rate swaps with aggregate notional amounts of U.S.$500,000,000 maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate. The cross-currency interest rate swaps were designated as cash flow hedge for the debt.

During the year ended September 30, 2020, the Company entered into a two-year unsecured committed term loan credit facility (the 2020 Term Loan) for a total principal amount of U.S.$1,250,000,000, refer to Note 32. The 2020 Term Loan expires in March 2022, bears interest based on the 1 month USD LIBOR rate and has a carrying value of $1,665,625,000 as at September 30, 2020.

For its hedges relationship, the Company assumes that the LIBOR interest rates used for the settlements on the debts and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of September 30, 2020.

LIBOR reform with amendments to IFRS 9, IAS 29, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The standard will be effective on October 1, 2021 for the Company. The Company is currently evaluating the impact of this standard on its financial statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.	Accounts receivable

	As at	As at
	September 30, 2020	September 30, 2019

	$	$

Trade (Note 32)	904,887	979,728

R&D and other tax credits[1]	180,953	259,289

Other	133,462	118,073

	1,219,302	1,357,090

1    R&D and other tax credits were related to government programs in Canada, the United States, France, the United Kingdom and other countries.

5.	Funds held for clients

	As at	As at
	September 30, 2020	September 30, 2019

	$	$

Cash	576,708	187,823

Long-term bonds (Note 32)	148,470	180,289

	725,178	368,112

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and	Leasehold	Furniture,	Computer
			fixtures and		Total
	buildings	improvements	equipment	equipment

	$	$	$	$	$

Cost

As at September 30, 2019	58,614	224,559	180,638	714,629	1,178,440

Adoption of IFRS 16 (Note 3)	—	—	(14,578)	(40,357)	(54,935)

As at October 1, 2019	58,614	224,559	166,060	674,272	1,123,505

Additions	5,759	28,188	12,225	79,057	125,229

Additions - business acquisitions (Note 27a)	12,730	1,013	2,683	2,474	18,900

Disposals/retirements	—	(17,160)	(19,405)	(118,490)	(155,055)

Foreign currency translation adjustment	2,178	4,942	3,656	24,578	35,354

As at September 30, 2020	79,281	241,542	165,219	661,891	1,147,933

Accumulated depreciation

As at September 30, 2019	16,961	139,726	118,672	505,420	780,779

Adoption of IFRS 16 (Note 3)	—	—	(8,285)	(24,787)	(33,072)

As at October 1, 2019	16,961	139,726	110,387	480,633	747,707

Depreciation expense (Note 24)	1,895	24,965	14,240	115,490	156,590

Impairment (Note 24)	—	—	—	1,035	1,035

Disposals/retirements	—	(17,160)	(19,021)	(117,681)	(153,862)

Foreign currency translation adjustment	1,268	3,041	2,454	16,754	23,517

As at September 30, 2020	20,124	150,572	108,060	496,231	774,987

Net carrying amount as at September 30, 2020	59,157	90,970	57,159	165,660	372,946

	Land and	Leasehold	Furniture,	Computer
			fixtures and		Total
	buildings	improvements	equipment	equipment

	$	$	$	$	$

Cost

As at September 30, 2018	58,455	204,888	164,634	686,499	1,114,476

Additions	619	40,915	19,568	104,887	165,989

Additions - business acquisitions (Note 27b)	—	5,320	981	1,374	7,675

Disposals/retirements	—	(25,565)	(4,146)	(67,291)	(97,002)

Foreign currency translation adjustment	(460)	(999)	(399)	(10,840)	(12,698)

As at September 30, 2019	58,614	224,559	180,638	714,629	1,178,440

Accumulated depreciation

As at September 30, 2018	14,652	144,275	106,223	461,233	726,383

Depreciation expense (Note 24)	2,601	21,021	16,428	119,214	159,264

Disposals/retirements	—	(25,099)	(3,836)	(67,223)	(96,158)

Foreign currency translation adjustment	(292)	(471)	(143)	(7,804)	(8,710)

As at September 30, 2019	16,961	139,726	118,672	505,420	780,779

Net carrying amount as at September 30, 2019	41,653	84,833	61,966	209,209	397,661

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

		Motor vehicles and	Computer
	Properties	others	equipment	Total
	$	$	$	$

Cost

As at September 30, 2019	—	—	—	—

Adoption of IFRS 16 (Note 3)	1,070,987	230,707	40,357	1,342,051

As at October 1, 2019	1,070,987	230,707	40,357	1,342,051

Additions	59,556	56,976	2,390	118,922

Additions - business acquisitions (Note 27a)	11,859	—	—	11,859

Change in estimates and lease modifications	(6,460)	—	—	(6,460)

Disposals/retirements	(56,986)	(61,941)	(3,110)	(122,037)

Foreign currency translation adjustment	45,302	8,234	1,328	54,864

As at September 30, 2020	1,124,258	233,976	40,965	1,399,199

Accumulated depreciation

As at September 30, 2019	—	—	—	—

Adoption of IFRS 16 (Note 3)	546,537	69,381	24,787	640,705

As at October 1, 2019	546,537	69,381	24,787	640,705

Depreciation expense (Note 24)	127,931	33,140	7,168	168,239

Impairment (Note 24)	8,361	—	—	8,361

Disposals/retirements	(56,986)	(52,467)	(3,110)	(112,563)

Foreign currency translation adjustment	24,028	2,803	761	27,592

As at September 30, 2020	649,871	52,857	29,606	732,334

Net carrying amount as at September 30, 2020	474,387	181,119	11,359	666,865

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

	As at September 30, 2020			As at September 30, 2019
			Net			Net
		Accumulated	carrying		Accumulated	carrying
	Cost	amortization	amount	Cost	amortization	amount

	$	$	$	$	$	$

Transition costs	477,174	246,468	230,706	476,075	258,283	217,792

Incentives	67,545	58,875	8,670	61,258	56,085	5,173

	544,719	305,343	239,376	537,333	314,368	222,965

9.	Intangible assets

		Internal-use		Business
	Internal-use	software	Business	solutions
	software	internally	solutions	internally	Software	Client
	acquired	developed	acquired	developed	licenses	relationships	Total

	$	$	$	$	$	$	$

Cost

As at September 30, 2019	99,204	123,289	81,028	511,384	221,510	1,095,339	2,131,754

Additions	929	9,861	229	88,900	10,738	—	110,657

Additions - business acquisitions (Note 27a)	—	—	—	—	507	47,303	47,810

Disposals/retirements	(4,652)	(2,826)	(7,506)	(34,810)	(47,888)	(2,376)	(100,058)

Foreign currency translation adjustment	1,419	974	2,527	5,541	5,505	47,596	63,562

As at September 30, 2020	96,900	131,298	76,278	571,015	190,372	1,187,862	2,253,725

Accumulated amortization

As at September 30, 2019	80,467	69,095	79,907	317,846	159,591	906,866	1,613,772

Amortization expense (Note 24)	7,336	12,986	316	41,928	26,411	68,401	157,378

Impairment (Note 24)	—	—	—	10,633	—	—	10,633

Disposals/retirements	(4,652)	(2,826)	(7,506)	(34,810)	(47,146)	(453)	(97,393)

Foreign currency translation adjustment	1,280	490	2,453	2,525	3,600	37,525	47,873

As at September 30, 2020	84,431	79,745	75,170	338,122	142,456	1,012,339	1,732,263

Net carrying amount as at September 30, 2020	12,469	51,553	1,108	232,893	47,916	175,523	521,462

		Internal-use		Business
	Internal-use	software	Business	solutions
	software	internally	solutions	internally	Software	Client
	acquired	developed	acquired	developed	licenses	relationships	Total

	$	$	$	$	$	$	$

Cost

As at September 30, 2018	95,707	114,701	82,256	444,593	216,490	1,025,083	1,978,830

Additions	4,321	9,433	911	61,693	20,196	—	96,554

Additions - business acquisitions (Note 27b)	77	—	—	—	201	113,786	114,064

Disposals/retirements	(436)	(326)	(803)	(46)	(13,281)	(24,321)	(39,213)

Foreign currency translation adjustment	(465)	(519)	(1,336)	5,144	(2,096)	(19,209)	(18,481)

As at September 30, 2019	99,204	123,289	81,028	511,384	221,510	1,095,339	2,131,754

Accumulated amortization

As at September 30, 2018	72,177	58,212	80,586	277,092	145,078	866,359	1,499,504

Amortization expense (Note 24)	8,872	11,513	1,319	37,318	29,356	76,182	164,560

Disposals/retirements	(436)	(326)	(803)	(46)	(13,247)	(24,321)	(39,179)

Foreign currency translation adjustment	(146)	(304)	(1,195)	3,482	(1,596)	(11,354)	(11,113)

As at September 30, 2019	80,467	69,095	79,907	317,846	159,591	906,866	1,613,772

Net carrying amount as at September 30, 2019	18,737	54,194	1,121	193,538	61,919	188,473	517,982

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2020	As at September 30, 2019

	$	$

Prepaid long-term maintenance agreements	17,567	20,532

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	24,033	23,879

Retirement benefits assets (Note 17)	86,127	96,620

Deposits	13,312	13,999

Deferred financing fees	3,408	3,798

Other	19,292	21,652

	163,739	180,480

11.	Long-term financial assets

	As at September 30, 2020	As at September 30, 2019

	$	$

Deferred compensation plan assets (Notes 17 and 32)	73,156	62,627

Long-term investments (Note 32)	22,612	24,596

Long-term receivables	20,623	18,034

Long-term derivative financial instruments (Note 32)	40,178	71,642

	156,569	176,899

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively formerly known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments.

Due to the changes in operating segments and that CGUs correspond to the operating segments, the Company reallocated goodwill to the revised CGUs using their relative fair value.

The operating segments reflect the fiscal year 2020 management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2020 and did not identify any impairment.

The variations in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$

As at September 30, 2019	975,075	1,134,246	1,136,737	918,064	806,318	820,565	1,703,927	—	272,905	7,767,837

Business acquisitions (Note 27)	32,272	—	5,411	86,882	53,021	95,285	(6,604)	—	—	266,267

Goodwill reallocation	—	6,324	—	(6,324)	—	—	(613,472)	613,472	—	—
Sale of business	—	—	—	—	—	—	(3,411)	—	—	(3,411)
Foreign currency translation adjustment	81,752	6,737	—	540	45,633	69,999	89,433	46,406	8,738	349,238

As at September 30, 2020	1,089,099	1,147,307	1,142,148	999,162	904,972	985,849	1,169,873	659,878	281,643	8,379,931

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2020	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	11.2	9.3	9.6	8.5	9.3	10.2	10.0	10.8	23.0

Long-term growth rate of net operating cash flows[1]	1.7	2.0	2.0	2.0	2.0	1.9	1.9	1.7	2.0

2019	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Northern Europe	Asia Pacific
	%	%	%	%	%	%	%	%

Pre-tax WACC	9.1	10.0	8.9	9.9	8.9	9.1	9.4	21.4

Long-term growth rate of net operating cash flows[1]	1.8	2.0	2.0	2.0	1.9	1.5	1.8	2.0

1 The long-term growth rate is based on published industry research.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Restructuring[1]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$

As at September 30, 2019	39,212	25,824	33,419	98,455

Adoption of IFRS 16 (Note 3)	—	—	(5,987)	(5,987)

As at October 1, 2019	39,212	25,824	27,432	92,468
Additional provisions	193,592	5,328	34,842	233,762

Business acquisitions	—	351	24,823	25,174

Utilized amounts	(119,331)	(3,667)	(24,091)	(147,089)

Reversals of unused amounts	—	(3,006)	(6,532)	(9,538)

Discount rate adjustment and imputed interest	—	158	—	158

Foreign currency translation adjusment	1,799	1,573	1,213	4,585

As at September 30, 2020	115,272	26,561	57,687	199,520

Current portion	112,731	8,609	54,292	175,632

Non-current portion	2,541	17,952	3,395	23,888

[1]	See Note 25, Restructuring costs and Note 27c), Investments in subsidiaries.

[2]

As at September 30, 2020, the decommissioning liabilities were based on the expected cash flows of $27,390,000 and were discounted at a weighted average rate of 0.59%. The timing of settlements of these obligations ranges between one and thirteen years as at September 30, 2020. The reversals of unused amounts are mostly due to favourable settlements.

[3]	As at September 30, 2020, others included onerous revenue-generating contracts, onerous supplier contracts and litigation and claims.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2020	As at September 30, 2019
	$	$

Senior U.S. unsecured note repayable of $333,125 (U.S.$250,000) in December 2021[1]	339,682	332,533

Senior unsecured notes repayable in September by tranches of $73,288 (U.S.$55,000) in 2021, $399,750 (U.S.$300,000) in 2024, $266,500 (U.S.$200,000) in four yearly repayments of U.S.$50,000 from 2021 to 2024 and $132,787 (€85,000) in 2021[2]	872,283	924,021

Unsecured committed revolving credit facility[3]	—	334,370

Unsecured committed term loan credit facilities[4]	2,330,288	661,939

Obligations under finance leases repayable in blended monthly installments (maturing at various dates until 2024, bearing a weighted average interest rate of 2.44% in 2019) (Note 3)	—	30,339

Other long-term debt	44,842	48,005

	3,587,095	2,331,207

Current portion	310,764	113,511

	3,276,331	2,217,696

[1]

As at September 30, 2020, an amount of $333,125,000 was borrowed, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $6,470,000 and less financing fees. The private placement financing with U.S. institutional investors is comprised of one tranche of Senior U.S. unsecured note, due in December 2021, with an interest rate of 4.99% (interest rate of 4.99% in 2019). The Senior U.S. unsecured note contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

[2]

As at September 30, 2020, an amount of $872,325,000 was borrowed, less financing fees. The private placement is comprised of three tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 2.8 years and a weighted average interest rate of 3.64% (3.66% in 2019). In September 2020, the Company repaid the third of the seven yearly scheduled repayments of U.S.$50,000,000 on a tranche of the Senior U.S. unsecured notes for a total amount of $65,860,000 and settled the related cross-currency swaps (Note 32). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

[3]

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2024. This facility bears interest at bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2020, there was no amount drawn upon this facility. An amount of $9,699,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

[4]

During the year ended September 30, 2020, the Company entered into the 2020 Term Loan for a total principal amount of U.S.$1,250,000,000 (Note 32). The 2020 Term Loan expires in March 2022, bears interest based on the 1 month USD LIBOR rate, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2020, an amount of $1,665,625,000 was borrowed less financing fees with a weighted average interest rate of 0.16% and a margin of 1.50%. In addition, the Company has an unsecured committed term loan credit facility for a notional amount of U.S.$500,000,000 expiring in December 2023. This facility bears interest based on the 1 month USD LIBOR rate, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2020, an amount of $666,250,000 was borrowed less financing fees with a weighted average interest rate ratio of 0.16% and a margin of 1.00%. The unsecured committed term loan credit facilities contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2020, the Company was in compliance with these covenants.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2020	As at September 30, 2019
	$	$

Deferred revenue	38,466	70,522

Deferred compensation plan liabilities (Note 17)	82,221	63,838

Deferred rent (Note 3)	—	64,655

Other[1]	64,687	14,377

	185,374	213,392

[1]

As at September 30, 2020, other is mainly composed of $48,299,000 in relation with the deferral of the employer side social security payments under the U.S. Government Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

16.	Income taxes

	Year ended September 30
	2020	2019
	$	$

Current income tax expense

Current income tax expense in respect of the current year	416,563	439,972

Adjustments recognized in the current year in relation to the income tax expense of prior years	(24,328)	(17,934)

Total current income tax expense	392,235	422,038

Deferred income tax expense (recovery)

Deferred income tax recovery relating to the origination and reversal of temporary differences	(1,120)	(959)

Deferred income tax (recovery) expense relating to changes in tax rates	(3,479)	784

Adjustments recognized in the current year in relation to the deferred income tax recovery of prior years	10,769	—

Recognition of previously unrecognized temporary differences	—	(8,122)

Total deferred income tax expense (recovery)	6,170	(8,297)

Total income tax expense	398,405	413,741

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2020	2019
	%	%

Company’s statutory tax rate	26.5	26.6

Effect of foreign tax rate differences	(0.9)	(1.6)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.9)	(1.4)

Non-deductible and tax exempt items	0.2	0.2

Effect of integration-related costs	0.7	0.1

Minimum income tax charge	0.9	0.8

Changes in tax laws and rates	(0.2)	—

Effective income tax rate	26.3	24.7

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2019	Adoption of IFRS 16 (Note 3)	As at October 1, 2020	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2020
	$	$	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	67,926	(17,150)	50,776	47	12,819	(7)	—	573	64,208

Tax benefits on losses carried forward	59,163	—	59,163	886	(17,492)	—	—	3,671	46,228

Accrued compensation	45,407	—	45,407	—	(2,464)	—	(16,933)	1,410	27,420

Retirement benefits obligations	17,904	—	17,904	60	(4,959)	8,282	—	1,879	23,166
Lease liabilities	—	231,562	231,562	3,751	(18,864)	—	—	6,548	222,997

PP&E, contract costs, intangible assets and other long-term assets	(123,147)	—	(123,147)	(5,933)	(6,710)	—	—	(670)	(136,460)
Right-of-use assets	—	(182,822)	(182,822)	(3,658)	21,133	—	—	(6,488)	(171,835)

Work in progress	(43,569)	—	(43,569)	170	9,532	—	—	(410)	(34,277)

Goodwill	(60,366)	—	(60,366)	(757)	(2,127)	—	—	(959)	(64,209)

Refundable tax credits on salaries	(25,819)	—	(25,819)	—	3,095	—	—	—	(22,724)

Cash flow hedges	(13,903)	—	(13,903)	—	(869)	13,773	—	524	(475)

Other	(1,322)	—	(1,322)	1,354	736	1,095	—	(759)	1,104

Deferred taxes, net	(77,726)	31,590	(46,136)	(4,080)	(6,170)	23,143	(16,933)	5,319	(44,857)

	As at September 30, 2018	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2019
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	78,177	(3,220)	(8,394)	—	—	1,363	67,926

Tax benefits on losses carried forward	62,415	—	(1,001)	—	—	(2,251)	59,163

Accrued compensation	34,887	18	3,995	—	6,132	375	45,407

Retirement benefits obligations	25,418	—	(2,683)	(4,324)	—	(507)	17,904

Allowance for doubtful accounts	(260)	—	260	—	—	—	—

PP&E, contract costs, intangible assets and other long-term assets	(106,207)	(24,514)	7,788	—	—	(214)	(123,147)

Work in progress	(59,142)	—	16,010	—	—	(437)	(43,569)

Goodwill	(53,891)	—	(5,407)	—	—	(1,068)	(60,366)

Refundable tax credits on salaries	(26,502)	—	683	—	—	—	(25,819)

Cash flow hedges	12,398	—	(1,470)	(25,290)	—	459	(13,903)

Other	(638)	76	(1,484)	2,374	—	(1,650)	(1,322)

Deferred taxes, net	(33,345)	(27,640)	8,297	(27,240)	6,132	(3,930)	(77,726)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2020	As at September 30, 2019
	$	$

Deferred tax assets	113,484	100,539

Deferred tax liabilities	(158,341)	(178,265)
	(44,857)	(77,726)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

As at September 30, 2020, the Company had $291,255,000 ($367,352,000 as at September 30, 2019) in operating tax losses carried forward, of which $59,390,000 ($37,480,000 as at September 30, 2019) expire at various dates from 2029 to 2040 and $231,865,000 ($329,872,000 as at September 30, 2019) have no expiry dates. As at September 30, 2020, a deferred income tax asset of $41,380,000 ($54,814,000 as at September 30, 2019) has been recognized on $217,563,000 ($289,976,000 as at September 30, 2019) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2020, the Company had $31,639,000 ($29,287,000 as at September 30, 2019) of the unrecognized operating tax losses that will expire at various dates from 2029 to 2032 and 42,053,000 ($48,089,000 as at September 30, 2019) that have no expiry date.

As at September 30, 2020, the Company had $485,546,000 ($471,772,000 as at September 30, 2019) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2020, a deferred income tax asset of $4,848,000 ($4,349,000 as at September 30, 2019) has been recognized on $19,436,000 ($18,151,000 as at September 30, 2019) of these losses. As at September 30, 2020, the Company had $466,110,000 ($453,621,000 as at September 30, 2019) of unrecognized non-operating tax losses.

As at September 30, 2020, the Company had $836,101,000 ($149,121,000 as at September 30, 2019) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $5,565,437,000 ($4,457,906,000 as at September 30, 2019) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

On September 30, 2019, the Company recorded a deferred tax asset of $18,500,000 attributable to the recognition of additional operating tax losses following a settlement with the German tax authority.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., Germany and France:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 70% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 30% of the plan assets in equities and 70% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the three defined benefit pension plans described above were performed as at September 30, 2018 and the results were finalized during the year ended September 30, 2020 with the following recommendations:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a deficit of $26,546,000. A new recovery plan was proposed, and during fiscal 2020, the Company contributed a total amount of $12,432,000 to ensure that the funding objectives of the scheme were met, and stopped the contributions on June 30, 2020 accordingly to the plan. The Company also contributed an amount of $1,279,000 to cover administration expenses; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan specified that no supplementary contributions were required after November 30, 2019 in order to reach the plan funding objectives. During fiscal 2020, the Company contributed a total amount of $344,200 and then stopped the contributions.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former Works Council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2020	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Defined benefit obligations	(891,628)	(104,090)	(84,442)	(83,584)	(1,163,744)

Fair value of plan assets	977,137	12,766	692	33,829	1,024,424

	85,509	(91,324)	(83,750)	(49,755)	(139,320)

Fair value of reimbursement rights	—	22,505	—	1,528	24,033

Net asset (liability) recognized in the balance sheet	85,509	(68,819)	(83,750)	(48,227)	(115,287)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,505	—	1,528	24,033

Retirement benefits assets	85,509	—	—	618	86,127

Retirement benefits obligations	—	(91,324)	(83,750)	(50,373)	(225,447)
	85,509	(68,819)	(83,750)	(48,227)	(115,287)

As at September 30, 2019	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Defined benefit obligations	(812,179)	(101,298)	(58,048)	(73,059)	(1,044,584)

Fair value of plan assets	908,406	12,803	—	26,786	947,995

	96,227	(88,495)	(58,048)	(46,273)	(96,589)

Fair value of reimbursement rights	—	22,360	—	1,519	23,879
Net asset (liability) recognized in the balance sheet	96,227	(66,135)	(58,048)	(44,754)	(72,710)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,360	—	1,519	23,879

Retirement benefits assets	96,227	—	—	393	96,620

Retirement benefits obligations	—	(88,495)	(58,048)	(46,666)	(193,209)

	96,227	(66,135)	(58,048)	(44,754)	(72,710)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

Current service cost	1,060	776	4,665	7,974	14,475

Interest cost	15,253	576	347	2,878	19,054

Business acquisitions (Note 27a)	—	—	1,732	—	1,732

Actuarial losses (gains) due to change in financial assumptions[1]	36,135	(1,258)	4,279	1,138	40,294

Actuarial losses due to change in demographic assumptions[1]	17,671	—	6,401	—	24,072

Actuarial (gains) losses due to experience[1]	(8,033)	(530)	4,054	(1,374)	(5,883)

Plan participant contributions	91	—	—	—	91

Benefits paid from the plan	(28,793)	(1,645)	—	(2,426)	(32,864)

Benefits paid directly by employer	—	(2,787)	(454)	(1,832)	(5,073)

Foreign currency translation adjustment[1]	46,065	7,660	5,370	4,167	63,262

As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

Defined benefit obligations of unfunded plans	—	—	84,442	35,070	119,512

Defined benefit obligations of funded plans	891,628	104,090	—	48,514	1,044,232

As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2018	760,244	89,959	55,276	58,594	964,073

Current service cost	889	689	4,251	6,547	12,376

Interest cost	21,261	1,512	950	3,558	27,281

Past service cost	8,239	—	—	—	8,239

Business acquisitions (Note 27b)	—	1,444	—	6,550	7,994

Actuarial losses due to change in financial assumptions[1]	99,257	15,253	7,806	7,072	129,388

Actuarial gains due to change in demographic assumptions[1]	(6,947)	(292)	(6,667)	(1,802)	(15,708)

Actuarial (gains) losses due to experience[1]	(16,773)	1,065	(11)	(1,389)	(17,108)

Plan participant contributions	102	—	—	—	102

Benefits paid from the plan	(25,395)	(263)	—	(3,228)	(28,886)

Benefits paid directly by employer	—	(4,020)	(1,248)	(1,831)	(7,099)

Foreign currency translation adjustment[1]	(28,698)	(4,049)	(2,309)	(1,012)	(36,068)

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

Defined benefit obligations of unfunded plans	—	—	58,048	34,690	92,738

Defined benefit obligations of funded plans	812,179	101,298	—	38,369	951,846

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

[1]	Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2019	908,406	35,163	—	28,305	971,874

Interest income on plan assets	17,255	204	3	964	18,426

Business acquisitions (Note 27a)	—	—	664	—	664

Employer contributions	14,398	2,430	454	6,874	24,156

Return on assets excluding interest income[1]	15,976	46	—	(396)	15,626

Plan participants contributions	91	—	—	—	91

Benefits paid from the plan	(28,793)	(1,645)	—	(2,426)	(32,864)

Benefits paid directly by employer	—	(2,787)	(454)	(1,831)	(5,072)

Administration expenses paid from the plan	(1,189)	—	—	(58)	(1,247)

Foreign currency translation adjustment[1]	50,993	1,860	25	3,925	56,803

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

Plan assets	977,137	12,766	692	33,829	1,024,424

Reimbursement rights	—	22,505	—	1,528	24,033

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total

	$	$	$	$	$

As at September 30, 2018	787,550	36,420	—	22,903	846,873

Interest income on plan assets	22,271	620	—	2,425	25,316

Employer contributions	24,430	2,765	1,248	7,025	35,468

Return on assets excluding interest income[1]	133,821	(784)	—	669	133,706

Plan participants contributions	102	—	—	—	102

Benefits paid from the plan	(25,395)	(263)	—	(3,228)	(28,886)

Benefits paid directly by employer	—	(2,576)	(1,248)	(1,831)	(5,655)

Administration expenses paid from the plan	(1,696)	—	—	(152)	(1,848)

Foreign currency translation adjustment[1]	(32,677)	(1,019)	—	494	(33,202)

As at September 30, 2019	908,406	35,163	—	28,305	971,874

Plan assets	908,406	12,803	—	26,786	947,995

Reimbursement rights	—	22,360	—	1,519	23,879

As at September 30, 2019	908,406	35,163	—	28,305	971,874

[1]	Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2020	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Quoted equities	472,318	—	—	—	472,318

Quoted bonds	93,003	—	—	—	93,003

Cash	52,230	—	—	88	52,318

Other[1]	359,586	12,766	692	33,741	406,785
	977,137	12,766	692	33,829	1,024,424

As at September 30, 2019	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	366,203	—	—	—	366,203

Quoted bonds	200,599	—	—	—	200,599

Cash	111,454	—	—	91	111,545

Other[1]	230,150	12,803	—	26,695	269,648
	908,406	12,803	—	26,786	947,995

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2020	2019
	$	$
Current service cost	14,475	12,376

Past service cost	—	8,239

Net interest on net defined benefit obligations or assets	629	1,965

Administration expenses	1,247	1,848

	16,351	24,428

[1]

The expense was presented as costs of services, selling and administrative for an amount of $14,475,000 and as net finance costs for an amount of $1,876,000 (Note 26) ($20,615,000 and $3,813,000, respectively for the year ended September 30, 2019).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2020	U.K	Germany	France	Other
	%	%	%	%

Discount rate	1.53	0.65	0.65	3.11

Future salary increases	2.84	2.50	3.79	1.51

Future pension increases	2.82	1.50	—	2.51

Inflation rate	2.84	2.00	2.00	0.08

As at September 30, 2019	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	1.82	0.56	0.56	3.05

Future salary increases	3.03	2.50	3.29	1.07

Future pension increases	3.00	1.50	—	0.06

Inflation rate	3.03	2.00	2.00	2.40

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2020	U.K.			Germany
		(in years)
Longevity at age 65 for current members

Males	21.8			20.0

Females	23.7			23.0

Longevity at age 45 for current members

Males	23.2			24.0

Females	25.3			26.0

As at September 30, 2019	U.K.			Germany
		(in years	)

Longevity at age 65 for current members

Males	21.8			20.0

Females	23.1			23.0

Longevity at age 45 for current members

Males	23.6			24.0

Females	25.2			26.0

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2020: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2018 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2018G and (3) France: INSEE TVTD 2014-2016.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2020	U.K.	Germany	France
	$	$	$

Increase of 0.25% in the discount rate	(36,622)	(3,445)	(2,936)

Decrease of 0.25% in the discount rate	38,192	3,632	3,079

Salary increase of 0.25%	441	36	3,091

Salary decrease of 0.25%	(437)	(36)	(2,962)

Pension increase of 0.25%	18,528	1,598	—

Pension decrease of 0.25%	(18,132)	(1,531)	—

Increase of 0.25% in inflation rate	29,148	1,598	3,091

Decrease of 0.25% in inflation rate	(28,207)	(1,531)	(2,962)

Increase of one year in life expectancy	27,126	3,615	558

Decrease of one year in life expectancy	(26,843)	(3,040)	(592)

As at September 30, 2019	U.K.	Germany	France
	$	$	$

Increase of 0.25% in the discount rate	(33,082)	(3,440)	(2,027)

Decrease of 0.25% in the discount rate	34,484	3,632	2,126

Salary increase of 0.25%	408	56	2,132

Salary decrease of 0.25%	(404)	(55)	(2,044)

Pension increase of 0.25%	16,758	1,601	—

Pension decrease of 0.25%	(16,398)	(1,531)	—

Increase of 0.25% in inflation rate	26,342	1,601	2,132

Decrease of 0.25% in inflation rate	(25,490)	(1,531)	(2,044)

Increase of one year in life expectancy	20,884	3,325	384

Decrease of one year in life expectancy	(20,824)	(2,938)	(406)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2020	2019
	(in years)

U.K.	18	18

Germany	14	14

France	14	14

Other	12	13

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $7,903,000 to defined benefit plans during the next year, of which $1,657,000 relates to the U.K. plans, and $6,246,000 relates to the other plans. The contributions will include funding payments and new benefit accruals.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $228,998,000 in 2020 ($221,063,000 in 2019).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.40% and the Company’s proportion of the total number of active members in the plan is 0.50% .

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 175%. As at September 30, 2020, Alecta collective funding ratio was 144% (142% in 2019). The plan expense was $30,269,000 in 2020 ($32,512,000 in 2019). The Company expects to contribute $25,709,000 to the plan during the next year.

OTHER BENEFIT PLANS

As at September 30, 2020, the deferred compensation liability totaled $82,221,000 ($63,838,000 as at September 30, 2019) (Note 15) and the deferred compensation assets totaled $73,156,000 ($62,627,000 as at September 30, 2019) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. and German management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $72,743,000 as at September 30, 2020 ($62,247,000 as at September 30, 2019).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2020	As at September 30, 2019
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $56,239 ($63,579 as at September 30, 2019)	1,002,804	596,358

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $63,692 ($67,165 as at September 30, 2019)	(417,462)	(426,376)

Deferred gains (costs) of hedging on cross-currency swaps, net of accumulated income tax expense of $4,049 (net of accumulated income tax recovery $1,113 as at September 30, 2019)	14,053	(4,091)

Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $2,554 (net of accumulated income tax expense of $13,003 as at September 30, 2019)	(5,935)	24,157

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,291 ($352 as at September 30, 2019)	4,340	1,486

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $18,920 ($8,698 as at September 30, 2019)	(52,090)	(14,840)

	545,710	176,694

For the year ended September 30, 2020, $5,616,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,648,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($8,306,000 net of income tax expense of $4,311,000, for the year ended September 30, 2019).

For the year ended September 30, 2020, $10,268,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $3,702,000, were also reclassified in the consolidated statements of earnings (deferred costs of $5,203,000, net of income tax recovery of $1,113,000, for the year ended September 30, 2019).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B multiple voting shares with respect to the payment of dividends and convertible into Class B multiple voting shares under certain conditions in the event of certain takeover bids on Class B multiple voting shares; and

–

Class B multiple voting shares, carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2020 and 2019, the number of issued and outstanding Class A subordinate voting shares and Class B multiple voting shares varied as follows:

	Class A subordinate voting shares		Class B multiple voting shares			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592

Issued upon exercise of stock options[1]	1,942,580	77,773	—	—	1,942,580	77,773

PSUs exercised[2]	—	7,651	—	—	—	7,651

Purchased and cancelled[3]	(12,510,232)	(169,299)	—	—	(12,510,232)	(169,299)

Purchased and held in trusts[4]	—	(30,740)	—	—	—	(30,740)

As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977

Issued upon exercise of stock options[1]	1,438,877	69,420	—	—	1,438,877	69,420

PSUs exercised[2]	—	9,078	—	—	—	9,078

Purchased and cancelled[3]	(10,605,464)	(165,315)	—	—	(10,605,464)	(165,315)

Purchased and held in trusts[4]	—	(55,287)	—	—	—	(55,287)

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873

[1]

The carrying value of Class A subordinate voting shares includes $12,269,000 ($14,070,000 for the year ended September 30, 2019), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2020, 157,788 PSUs were exercised (160,694 during the year ended September 30, 2019) with a recorded value of $9,078,000 ($7,651,000 during the year ended September 30, 2019) that was removed from contributed surplus. As at September 30, 2020, 1,243,022 Class A subordinate voting shares were held in trusts under the PSU plans (875,480 as at September 30, 2019).

[3]

On January 29, 2020, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the year ended September 30, 2020, the Company purchased for cancellation 6,008,905 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $600,000,000 (5,158,362 and $500,000,000, respectively during the year ended September 30, 2019). The excess of the purchase price over the carrying value in the amount of $471,455,000 was charged to retained earnings ($389,651,000 during the year ended September 30, 2019). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the year ended September 30, 2020, the Company purchased for cancellation 4,596,559 Class A subordinate voting shares (7,301,870 during the year ended September 30, 2019) under its previous and current NCIB for a cash consideration of $443,517,000 ($626,075,000 during the year ended September 30, 2019) and the excess of the purchase price over the carrying value in the amount of $406,747,000 ($567,125,000 during the year ended September 30, 2019) was charged to retained earnings.

[4]

During the year ended September 30, 2020, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 525,331 Class A subordinate voting shares of the Company on the open market (374,995 during the year ended September 30, 2019) for a cash consideration of $55,287,000 ($30,740,000 during the year ended September 30, 2019).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)   Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2020, 24,442,509 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2020		2019
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$

Outstanding, beginning of year	9,891,592	54.64	12,830,826	52.01

Granted	913,560	110.65	52,735	82.59

Exercised (Note 19)	(1,438,877)	39.72	(1,942,580)	32.81

Forfeited	(431,223)	84.50	(1,045,783)	64.11

Expired	(955)	74.55	(3,606)	34.79

Outstanding, end of year	8,934,097	61.33	9,891,592	54.64

Exercisable, end of year	5,748,402	49.02	5,460,470	41.32

The weighted average share price at the date of exercise for stock options exercised in 2020 was $99.79 ($93.68 in 2019).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2020:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$		(in years)	$		$

14.48 to 38.79	1,945,743	2.70	29.83	1,945,743	29.83

39.47 to 50.94	1,356,156	4.68	45.21	1,356,156	45.21

52.63 to 63.72	3,235,718	6.43	63.00	2,019,298	62.87

67.04 to 87.65	1,523,387	7.92	84.05	426,416	82.94

102.79 to 110.73	873,093	9.17	110.70	789	102.79

	8,934,097	5.87	61.33	5,748,402	49.02

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

a)   Stock options (continued)

The weighted average fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2020	2019

Grant date fair value ($)	17.71	16.24

Dividend yield (%)	0.00	0.00

Expected volatility (%)[1]	16.60	19.79

Risk-free interest rate (%)	1.55	2.26

Expected life (years)	4.00	4.00

Exercise price ($)	110.65	82.59

Share price ($)	110.65	82.59

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

b)   Performance share units

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2018	658,732

Granted[1]	472,187

Exercised (Note 19)	(160,694)

Forfeited	(108,740)

Outstanding as at September 30, 2019	861,485

Granted[1]	607,342

Exercised (Note 19)	(157,788)

Forfeited	(79,569)
Outstanding as at September 30, 2020	1,231,470

[1]	The PSUs granted in 2020 had a grant date fair value of $107.39 per unit ($83.24 in 2019).

c)   Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

d)   Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2020, the number of outstanding DSUs was 152,743 (137,571 DSUs as at September 30, 2019).

e)   Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2020	2019
	$	$

Stock options	16,378	21,674

PSUs	20,979	17,766

Share purchase plan	127,983	115,287

DSUs	(607)	3,334
	164,733	158,061

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2020			2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	1,117,862	262,005,521	4.27	1,263,207	272,719,309	4.63

Net effect of dilutive stock options and PSUs[2]		4,098,541			5,066,415

	1,117,862	266,104,062	4.20	1,263,207	277,785,724	4.55

[1]

During the year ended September 30, 2020, 10,605,464 Class A subordinate voting shares purchased for cancellation and 1,243,022 Class A subordinate voting shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (12,460,232 and 875,480, respectively during the year ended September 30, 2019).

[2]	The calculation of the diluted earnings per share excluded 876,213 stock options for the year ended September 30, 2020 (1,716,774 for the year ended September 30, 2019), as they were anti-dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2020 is $824,854,000 ($964,052,000 as at September 30, 2019) and is expected to be recognized as revenue within a weighted average of 1.4 years (1.6 years as at September 30, 2019).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30
	2020	2019
	$	$

Salaries and other member costs[1]	7,264,839	7,158,588

Professional fees and other contracted labour	1,355,065	1,439,915

Hardware, software and data center related costs	800,496	873,158

Property costs	259,306	363,812

Amortization, depreciation and impairment (Note 24)	556,061	388,087

Other operating expenses	66,301	60,447
	10,302,068	10,284,007

[1]	Net of R&D and other tax credits of $160,335,000 in 2020 ($171,389,000 in 2019).

24.	Amortization, depreciation and impairment

	Year ended September 30
	2020	2019
	$	$

Depreciation of PP&E (Note 6)	156,590	159,264

Depreciation of right-of-use assets (Note 7)	168,239	—

Impairment of right-of-use assets (Note 7)	3,269	—

Amortization of contract costs related to transition costs	55,905	64,263

Impairment of contract costs related to transition costs	4,047	—

Amortization of intangible assets (Note 9)	157,378	164,560

Impairment of intangible assets (Note 9)	10,633	—
Included in costs of services, selling and administrative (Note 23)	556,061	388,087

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,535	2,919

Amortization of deferred financing fees (presented in finance costs)	890	1,012

Amortization of premiums and discounts on investments related to funds held for clients
(presented net as a reduction of revenue)	79	283

Impairment of PP&E (presented in restructuring costs) (Note 6 and 25)	1,035	—

Impairment of right-of-use assets (presented in restructuring costs) (Note 7 and 25)	5,092	—
	565,692	392,301

25.	Restructuring costs

During the year ended September 30, 2020, the Company incurred restructuring costs related to terminations of employment primarily in France, Canada and Germany, in relation with the COVID-19 impacts.

During the year ended September 30, 2020, the Company also announced a restructuring plan mainly for the closure of the Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business.

The Company recorded $155,411,000 of restructuring costs during the year ended September 30, 2020 (nil during the year ended September 30, 2019).

This amount includes restructuring costs for terminations of employment of $144,202,000, accounted for in restructuring provisions, impairment of PP&E of $1,035,000 (Notes 6 and 24), impairment of right-of-use assets of $5,092,000 (Note 24), as well as other restructuring costs of $5,082,000.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Net finance costs

	Year ended September 30
	2020	2019
	$	$

Interest on long-term debt	75,667	63,312

Interest on lease liabilities (Note 3)	33,017	—

Net interest costs on net defined benefit obligations or assets (Note 17)	1,876	3,813

Other finance costs	9,029	15,071

Finance costs	119,589	82,196

Finance income	(5,115)	(11,566)
	114,474	70,630

27.	Investments in subsidiaries

a)   Business acquisitions realized in current fiscal year

The Company made the following significant acquisitions during the year ended September 30, 2020:

–

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS), for a purchase price of $130,260,000. Predominantly based in United Kingdom and Germany, SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.

–

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti), for a purchase price of $43,404,000. Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers.

–

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink), for a purchase price of $99,388,000. Based in the United States, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government and is headquartered in Reston, Virginia.

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	SCISYS	TeraThink	Other	Total
	$	$	$	$

Current assets	28,461	14,227	12,995	55,683

PP&E (Note 6)	16,893	1,369	638	18,900

Right-of-use assets (Note 7)	3,362	4,228	4,269	11,859

Intangible assets (Note 9)	16,837	19,025	10,661	46,523

Goodwill[1] (Note 12)	144,712	86,642	37,683	269,037

Current liabilities	(68,254)	(13,910)	(14,414)	(96,578)

Deferred tax liabilities	(3,030)	—	(1,507)	(4,537)

Retirement benefits obligations (Note 17)	—	—	(1,068)	(1,068)

Long-term debt	(10,880)	(9,732)	(122)	(20,734)

Lease liabilities	(4,336)	(4,935)	(4,321)	(13,592)
	123,765	96,914	44,814	265,493

Cash acquired	6,495	2,474	7,035	16,004
Net assets acquired	130,260	99,388	51,849	281,497

Consideration paid	130,260	99,388	51,849	281,497

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2020, $32,272,000 of the goodwill is included in the Western and Southern Europe operating segment, $5,411,000 in the Canada operating segment, $86,642,000 in the U.S. Federal operating segment, $53,170,000 in the U.K and Australia operating segment and $91,542,000 in the Central and Eastern Europe operating segment. The goodwill is only deductible for tax purposes for TeraThink.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

a)   Business acquisitions realized in current fiscal year (continued)

The fair value of assets acquired and liabilities assumed for SCISYS, TeraThink and Meti are preliminary and are expected to be completed as soon as management will have gathered all the information available and considered necessary in order to finalize this allocation.

For the year ended September 30, 2020, the above significant acquisitions would have contributed approximately $250,000,000 of revenues and individually between 6.0% and 10.5% of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2019. These figures are indicative of the actual contribution when considering the specific dates of acquisition.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

b)   Business acquisitions realized in the prior fiscal year

The Company made the following acquisitions during the year ended September 30, 2019:

–

On October 11, 2018, the Company acquired all outstanding shares of ckc AG (ckc), a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany.

–

During the year, the Company acquired the control of Acando AB (Acando), a consulting services firm headquartered in Stockholm, Sweden, through a step acquisition. In March 2019, the Company acquired 22.6% of the outstanding shares of Acando which was accounted for as an investment in an associate using the equity method. On April 16, 2019, the Company acquired control of Acando through the acquisition of an additional 71.1% of the outstanding shares under a tender offer and by May 14, 2019, an additional 2.4% was acquired. The remaining 3.9% of the outstanding shares, which are included in accounts payable and accrued liabilities in the consolidated balance sheet, were acquired on October 11, 2019.

–

On August 30, 2019, the Company acquired all outstanding shares of Annams Systems Corporation d/b/a Sunflower Systems (Sunflower), a specialized provider of asset management software, solutions and services, headquartered in San Ramon, California.

With strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including manufacturing, retail and government.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

b)   Business acquisitions realized in the prior fiscal year (continued)

The following table presents the fair value of assets acquired and liabilities assumed for all the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. During the year ended September 30, 2019, the Company finalized the fair value of assets acquired and liabilities assumed for ckc. The fair value of assets acquired and liabilities assumed for Acando and Sunflower were preliminary.

	Acando	Other	Total
	$	$	$

Current assets	105,298	14,674	119,972

PP&E (Note 6)	6,404	1,271	7,675

Intangible assets (Note 9)	102,889	9,855	112,744

Goodwill[1]	555,921	31,916	587,837

Current liabilities	(120,746)	(12,735)	(133,481)

Deferred tax liabilities	(25,966)	(1,324)	(27,290)

Retirement benefits obligations (Note 17)	(6,550)	(1,444)	(7,994)

Long-term debt	(9,828)	—	(9,828)
	607,422	42,213	649,635

Cash acquired	16,348	(2,481)	13,867
Net assets acquired	623,770	39,732	663,502

Consideration paid	599,744	37,738	637,482

Consideration payable	24,026	1,994	26,020

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2019, $465,209,000 of the goodwill is included in the Scandinavia operating segment, $90,943,000 in the Central and Eastern Europe operating segment, $17,730,000 in the Finland, Poland and Baltics operating segment and $13,955,000 in the U.S. Federal operating segment. The goodwill is only deductible for tax purposes for Sunflower.

During fiscal year 2019, the Company acquired 96.1% of the outstanding shares of Acando and the remaining 3.9% on October 11, 2019 for $23,123,000. During the year ended September 30, 2020, the Company finalized the fair value of assets acquired and liabilities assumed for Acando and Sunflower with no significant adjustments.

c)   Acquisition-related and integration costs

During the year ended September 30, 2020, the Company expensed $76,794,000, for acquisition-related and integration costs. This amount includes acquisition-related costs of $6,545,000, and integration costs of $70,249,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $49,390,000, accounted for in restructuring provisions, as well as other integration costs of $20,859,000.

During the year ended September 30, 2019, the Company expensed $77,417,000, for acquisition-related and integration costs. This amount included acquisition-related costs of $1,992,000, and integration costs of $75,425,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $56,268,000, accounted for in restructuring provisions, as well as other integration costs of $19,157,000.

d) Disposal

There was no significant disposal during the years ended September 30, 2020 and 2019.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2020	2019
	$	$

Accounts receivable	225,441	205,549

Work in progress	79,809	(161,031)

Prepaid expenses and other assets	21,342	(22,238)

Long-term financial assets	(12,081)	(3,547)

Accounts payable and accrued liabilities	(106,828)	(54,822)

Accrued compensation	(17,472)	13,112

Deferred revenue	(48,264)	(22,659)

Provisions	76,671	737

Long-term liabilities	59,822	19,353

Retirement benefits obligations	(4,022)	(2,814)

Derivative financial instruments	373	(271)

Income taxes	(56,627)	(27,620)
	218,164	(56,251)

b)  Non-cash operating and investing activities related to operations are as follows for the years ended September 30:

	2020	2019
	$	$

Operating activities

Accounts payable and accrued liabilities	4,788	14,573

Provisions	690	2,512
	5,478	17,085

Investing activities

Purchase of PP&E	(4,698)	(14,913)

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	(102,584)	—

Additions to intangible assets	(780)	(14,267)
	(108,062)	(29,180)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information (continued)

c)  Changes arising from financing activities are as follows for the years ended September 30:

			2020		2019
	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt

	$	$	$	$	$

Balance, beginning of year	2,331,207	(29,894)	—	1,800,893	43,217

Adoption of IFRS 16 (Note 3)	(30,339)	—	911,525	—	—

Balance as at October 1, 2019	2,300,868	(29,894)	911,525	1,800,893	43,217

Cash used in financing activities excluding equity

Net change in unsecured committed revolving credit facility	(334,370)	—	—	139,575	—

Increase of long-term debt	1,807,167	—	—	686,810	—

Repayment of long-term debt and lease liabilities	(106,496)	—	(175,320)	(355,406)	—

Repayment of debt assumed in business acquisitions	(28,281)	—	—	(2,141)	—

Settlement of derivative financial instruments (Note 32)	—	(3,903)	—	—	(554)

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets (New obligations under finance leases for 2019)	—	—	102,584	12,095	—

Additions through business acquisitions (Note 27)	19,333	—	13,592	9,828	—

Changes in foreign currency exchange rates	(77,126)	66,031	31,766	25,304	(72,557)

Other	6,000	—	(7,777)	14,249	—

Balance, end of year	3,587,095	32,234	876,370	2,331,207	(29,894)

d)  Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2020	2019

	$	$

Interest paid	180,453	102,108

Interest received	5,116	3,080

Income taxes paid	390,867	386,953

e)  Cash and cash equivalents consisted of unrestricted cash as at September 30, 2020 and 2019.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information

The following tables present information on the Company’s operations based on its revised management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure (Note 12).

									Year ended September 30, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,911,477	1,863,467	1,686,269	1,712,244	1,358,469	1,212,196	1,104,121	777,152	674,946	(136,226)	12,164,115

Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	264,009	295,795	364,424	221,793	215,924	122,548	57,231	120,959	200,263	—	1,862,946

Acquisition-related and integration costs (Note 27)											(76,794)

Restructuring costs (Note 25)											(155,411)

Net finance costs (Note 26)											(114,474)

Earnings before income taxes											1,516,267

[1]  Total amortization and depreciation of $558,675,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $64,084,000, $89,150,000, $69,921,000, $47,443,000, $68,346,000, $84,592,000, $71,590,000, $39,055,000 and $24,494,000, respectively for the year ended September 30, 2020. Amortization includes impairments of $14,680,000 from business solutions and contract costs which are mainly included in U.S. Commercial and State Government for $3,396,000 of business solutions, Canada for $3,589,000 of business solutions and Finland, Poland and Baltics for $4,065,000 of contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

									Year ended September 30, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,022,677	1,834,917	1,768,924	1,597,922	1,356,858	1,166,486	1,095,330	787,640	606,252	(125,770)	12,111,236

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	275,535	333,210	359,089	230,054	185,290	100,244	76,648	118,771	146,154	—	1,824,995

Acquisition-related and integration costs (Note 27)											(77,417)

Net finance costs (Note 26)											(70,630)

Earnings before income taxes											1,676,948

[1]

Total amortization and depreciation of $391,289,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $42,558,000, $73,647,000, $62,486,000, $27,433,000, $67,110,000, $37,314,000, $26,534,000, $38,968,000 and $15,239,000, respectively for the year ended September 30, 2019.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2020	2019

	$	$

Western and Southern Europe

France	1,672,355	1,761,861

Others	239,053	264,252

	1,911,408	2,026,113

U.S.[1]	3,637,070	3,474,418

Canada	1,820,265	1,881,364

U.K. and Australia

U.K.	1,508,719	1,480,627

Australia	63,708	75,268

	1,572,427	1,555,895

Central and Eastern Europe

Germany	718,166	655,713

Netherlands	465,340	463,633

Others	68,537	74,271

	1,252,043	1,193,617

Scandinavia

Sweden	835,682	854,565

Others	322,711	297,101

	1,158,393	1,151,666

Finland, Poland and Baltics

Finland	766,732	785,285

Others	37,269	37,179

	804,001	822,464

Asia Pacific

Others	8,508	5,699

	8,508	5,699

	12,164,115	12,111,236

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $1,902,661,000 and $1,734,409,000, respectively in 2020 ($1,853,154,000 and $1,621,264,000, respectively in 2019).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets (only as at September 30, 2020), contract costs and intangible assets based on their location:

	As at September 30, 2020	As at September 30, 2019

	$	$

U.S.	487,698	367,415

Canada	412,469	292,291

U.K.	138,391	103,803

France	137,307	45,501

Sweden	162,506	125,987

Finland	93,948	46,828

Germany	107,809	47,800

Netherlands	64,551	22,187

Rest of the world	195,970	86,796

	1,800,649	1,138,608

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2020	2019

	$	$

Systems integration and consulting	5,554,622	5,998,486

Management of IT and business functions	6,609,493	6,112,750

	12,164,115	12,111,236

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,675,326,000 and 13.8% of revenues for the year ended September 30, 2020 ($1,554,933,000 and 12.8% for the year ended September 30, 2019).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Related party transactions

a)  Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation

CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI Inc.	Canada

CGI Sverige AB	Sweden

CGI Deutschland B.V. & Co KG	Germany

CGI Suomi Oy	Finland

CGI Information Systems and Management Consultants Private Limited	India

CGI Nederland BV	Netherlands

b)  Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2020	2019

	$	$

Short-term employee benefits	14,462	22,185

Share-based payments	22,122	23,991

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Commitments, contingencies and guarantees

a)  Commitments

As at September 30, 2020, the Company entered into long-term service agreements representing a total commitment of $235,781,000. Minimum payments under these agreements are due as follows:

$

Less than one year	124,776

Between one and three years	110,790

Between three and five years	215

b)  Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)  Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2020. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2020, the Company had committed a total of $32,130,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $76,795,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2020, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2020		As at September 30, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

Senior U.S. and euro unsecured notes	Level 2	1,211,965	1,297,632	1,256,554	1,330,809

Obligations under finance leases	Level 2	—	—	30,339	29,792

Other long-term debt	Level 2	44,842	43,536	48,005	46,743

		1,256,807	1,341,168	1,334,898	1,407,344

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the year ended September 30, 2020, the Company entered into the 2020 Term Loan for a total principal amount of U.S. $1,250,000,000. The 2020 Term Loan was designated as a hedge of a portion of the Company’s net investment in its U.S. operations.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2020	As at September 30, 2019
		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,707,985	213,831

Deferred compensation plan assets (Note 11)	Level 1	73,156	62,627

		1,781,141	276,458

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		—	4,243

Foreign currency forward contracts		17,027	25,799

Long-term derivative financial instruments (Note 11)	Level 2

Cross-currency swaps		25,362	45,193

Foreign currency forward contracts		8,636	25,069

Interest rate swaps		6,180	1,380

		57,205	101,684

FVOCI

Short-term investments included in current financial assets	Level 2	1,473	9,889

Long-term bonds included in funds held for clients (Note 5)	Level 2	148,470	180,289

Long-term investments (Note 11)	Level 2	22,612	24,596

		172,555	214,774

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		5,320	2,982

Foreign currency forward contracts		3,008	1,920

Long-term derivative financial instruments	Level 2

Cross-currency swaps		52,275	16,560

Foreign currency forward contracts		4,347	1,762

		64,950	23,224

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2020 and 2019.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate of its Senior U.S. unsecured note. These swaps are being used to hedge the exposure to changes in the fair value of the debt. The following table summarizes the fair value of theses swaps:

					As at September 30, 2020	As at September 30, 2019

Interest rate swaps	Notional amount	Receive Rate	Pay Rate	Maturity	Fair value	Fair value
					$	$

Fair value hedges of Senior U.S. unsecured note	U.S.$250,000	4.99%	LIBOR 1 month +3.26%	December 2021	6,180	1,380

Senior U.S. unsecured note with a carrying value of $339,682,000, includes an accumulated amount of fair value hedge adjustments of $6,470,000 as at September 30, 2020.

In addition, the Company designates cross-currency interest rate swaps as cash flow hedges for changes in both interest rates and foreign exchange rates of foreign currency denominated long-term debt as described below.

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility and on its 2020 Term Loan.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar, with Senior U.S. and euro unsecured notes and the 2020 Term Loan. As of September 30, 2020, the Senior U.S. and euro unsecured notes and the 2020 Term Loan of a carrying value of $2,316,639,000 and a nominal amount of $2,311,425,000 have been designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. and European operations.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2020	As at September 30, 2019

Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value
					$	$
Hedges of net investments in European operations
$374,200	From 3.40% to 3.81%	€240,800	From 2.10% to 2.51%	From September 2021 to 2024	189	19,305

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	8,977	12,511

$58,419	From 3.57% to 3.68%	Skr371,900	From 2.12% to 2.18%	September 2024	5,359	7,995
Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility
U.S.$500,000	LIBOR 1 month + 1.00%	€443,381	From 1.13% to 1.17%	December 2023	(45,599)	(3,627)
Cash flow hedges of Senior U.S. unsecured notes
U.S.$420,000	From 3.74% to 4.06%	$568,893	From 3.40% to 3.81%	From September 2021 to 2024	(1,159)	(6,290)

Total					(32,233)	29,894

During the year ended September 30, 2020, the Company settled cross-currency swaps with a notional amount of $69,300,000 for a net amount of $3,903,000. The related amounts recognized in accumulated other comprehensive income will be transferred to earnings when the net investment is disposed of.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

As at September 30, 2020, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2020	As at September 30, 2019

Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value
				$	$
USD/INR	U.S.$146,778	75.30	80.89	2,473	1,498
CAD/INR	$288,942	57.94	61.59	6,196	11,687
EUR/INR	€107,190	91.92	95.77	4,731	14,985
GBP/INR	£86,833	100.26	105.18	4,522	11,929
SEK/INR	Skr248,637	8.61	8.79	477	3,945
EUR/GBP	€39,291	0.90	0.90	(1,210)	(311)
EUR/MAD	€47,010	11.60	11.46	2,534	4,416
EUR/CZK	€27,456	26.09	26.69	(1,039)	243
EUR/SEK	€30,773	10.45	10.70	120	(1,828)
Others	$74,054			(496)	622

Total				18,308	47,186

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2020				2019
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$

Increase in net earnings	317	1,215	190	931	875	2,333	167	2,166

Decrease in other comprehensive income (loss)	(11,047)	(233,182)	(116,136)	(29,080)	(7,724)	(65,034)	(109,838)	(24,736)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2020	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,025,963	1,025,963	1,025,963	—	—	—

Accrued compensation	672,775	672,775	672,775	—	—	—

Senior U.S. and euro unsecured notes	1,211,965	1,325,791	321,089	519,605	485,097	—

Unsecured committed term loan credit facilities	2,330,288	2,400,927	35,869	1,696,940	668,118	—

Lease liabilities	876,370	1,002,493	207,617	325,964	229,871	239,041

Other long-term debt	44,842	45,221	38,240	5,387	1,587	7

Clients’ funds obligations	720,322	720,322	720,322	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	6,694

Outflow		290,661	108,478	163,183	19,000	—

(Inflow)		(299,279)	(107,621)	(169,846)	(21,812)	—

Cross-currency swaps	57,595

Outflow		1,272,197	315,839	168,458	787,900	—

(Inflow)		(1,232,774)	(311,715)	(163,025)	(758,034)	—

Non deliverable forwards	661

Outflow		661	661	—	—	—

	6,947,475	7,224,958	3,027,517	2,546,666	1,411,727	239,048

As at September 30, 2019	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,108,895	1,108,895	1,108,895	—	—	—

Accrued compensation	642,897	642,897	642,897	—	—	—

Senior U.S. and euro unsecured notes	1,256,554	1,425,138	116,613	738,987	569,538	—

Unsecured committed revolving credit facility	334,370	378,298	10,493	20,986	346,819	—

Unsecured committed term loan credit facility	661,939	747,921	19,677	40,804	687,440	—

Obligations other than finance leases	14,295	14,609	10,938	3,558	113	—

Obligations under finance leases	30,339	31,245	14,534	16,172	539	—

Other long-term debt	33,710	34,181	22,719	8,885	1,986	591

Clients’ funds obligations	366,796	366,796	366,796	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	3,682

Outflow		224,440	97,993	126,447	—	—

(Inflow)		(228,672)	(97,250)	(131,422)	—	—

Cross-currency swaps	19,542

Outflow		1,160,635	91,857	250,763	818,015	—

(Inflow)		(1,218,430)	(101,823)	(267,794)	(848,813)	—

	4,473,019	4,687,953	2,304,339	807,386	1,575,637	591

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	65

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2020, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $2,457,248,000 ($616,428,000 as at September 30, 2019). The Company also had available $1,490,301,000 in unsecured committed revolving credit facility ($1,155,369,000 as at September 30, 2019). As at September 30, 2020, trade accounts receivable amounted to $904,887,000 (Note 4) ($979,728,000 as at September 30, 2019). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; manufacturing, retail & distribution; financial services; communications & utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2020	2019

	$	$

Not past due	775,975	793,387

Past due 1-30 days	44,278	96,106

Past due 31-60 days	29,948	23,125

Past due 61-90 days	6,407	17,392

Past due more than 90 days	53,546	54,192
	910,154	984,202

Allowance for doubtful accounts	(5,267)	(4,474)

	904,887	979,728

In addition, the exposure to credit risk of cash and cash equivalents and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	66

Notes to the Consolidated Financial Statements

For the years ended September 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data)

33. Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2020, total managed capital was $13,459,695,000 ($9,463,626,000 as at September 30, 2019). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management credit facility and unsecured committed revolving credit facilities. The ratios are as follows:

-

Leverage ratios, which are the ratio of total debt to EBITDA for its Senior U.S. and euro unsecured notes and the ratio of total debt net of cash and cash equivalent investments to EBITDA for its unsecured committed revolving credit facility and unsecured committed term loan credit facilities for the four most recent quarters1.

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as EBITDA before rent expense[1] .

-

In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

1 In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2020 and 2019	67